

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
Kamilya Kucherova
Chief Executive Officer, Chief Financial Officer and Director
Translation Group Inc.
311 S Division Street
Carson City, Nevada 89703-4202

> **Re:** **Translation Group Inc.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2012**
> **File No. 333-185580**

Dear Ms. Kucherova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both nominal operations and no assets. Refer to Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

2. Your disclosure indicates that you are a development stage company that intends to engage in the business of translation services. We also note that you have not conducted any operations and have not earned any revenue from the business plan described in the prospectus. Accordingly, please revise your disclosure throughout your registration

statement to comply with Rule 419 of Regulation C or provide us with your analysis for why Rule 419 does not apply to this offering. In either case, please revise your disclosure to state whether or not you have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement Cover Page

4. Please note that there appears to be a more specific Primary Standard Industrial Classification Code corresponding to your business than the one you have selected. Please revise to indicate code 7389.

Prospectus Cover Page

5. Please provide the commission legend required by Item 501(b)(7) of Regulation S-K.

Prospectus Summary, page 3

6. We note that on page 3 you indicate that your "principal executive offices are located at 311 S Division Street . . . .", yet on page 22 you indicate that this address is provided to you by an incorporation services provider. Additionally, you state on page F-7 that "[t]he Company's headquarters are located in the United Kingdom." Please revise this disclosure to the extent your principal executive may not actually maintain an office at that address and characterize this location appropriately.

Risk Factors, page 5

7. We note that your independent accounting firm has expressed substantial doubt about your ability to continue as a going concern. Please include this as a risk factor under a separate risk factor heading and provide an estimate as to the amount of capital you will need to continue as a going concern over the next 12 months. Please also discuss this estimate in your Prospectus Summary and Management's Discussion and Analysis sections.

8. We note that you have not disclosed that your sole officer and director has any professional experience with e-commerce or online sales. Please add a risk factor addressing this risk to your business.

4. Our translators will need good skills in different translations fields . . ., page 6

9. We note that the heading of this risk factor expresses a business requirement. Please revise this heading and the text of the risk factor to describe the associated risk to your business.

7. We have to keep up with rapid technological change, page 6

10. Please revise to specify the changing technologies referenced in this risk factor.

11. There is no minimum offering amount . . ., page 7

11. We note your disclosure in the sixth and seventh sentences of this risk factor regarding the risk that your sole officer and director may misappropriate your offering proceeds for her own use. It appears that this risk factor describes circumstances that could apply equally to other businesses that are similarly situated. Please either eliminate this generic risk, or revise to state specific material risks to your company or to the purchasers in this offering. In this regard, we note your disclosure on page 23 that your sole officer and director has not been subject to any of the events set forth in Item 401(f) of Regulation S-K.

12. We are a small start-up business . . ., page 7

12. We note that you disclose you have one employee in this risk factor, and that you have no employees on page 12. Please revise your disclosure to correct or explain any inconsistencies.

14. If we are unable to maintain favorable terms . . ., page 8

13. Please explain how a "decrease in future merchant growth" relates to the risk factor you identified.

15. Government regulation of the internet . . ., page 8

14. Please address how your specific business may be affected by "general business regulations and laws as well as regulations and laws specifically governing the internet and e-commerce."

Risks Associated with This Offering, page 9

22. Because we do not have an escrow or trust account . . . , page 10

15. We note that risk factors 22 and 11 repeat the same information. Please revise your disclosure to minimize repetition.

25. We will not be required to provide management's assessment of our annual . . . , page 11

16. We note that the heading of risk factor 25 states that you are not required to provide management's assessment of your annual report. The body of this risk factor indicates that you will not have to provide an attestation report of your independent reporting public accounting firm for as long as you are a smaller reporting company. The risk that you are addressing is unclear from these disclosures. If you intend to convey that a newly public company need not provide management's report on internal control over financial reporting in its first annual report and to describe the risk to investors resulting from the lack of such management report in your first Form 10-K, please revise to clarify this. Alternatively, if you meant to state that you will not be required to provide your auditors' attestation report on internal controls over financial reporting unless you become an accelerated filer or a large accelerated filer and to describe the risk to investors resulting from the lack of your auditors' attestation report, please revise to state that. Refer to Item 308 of Regulation S-K.

Use of Proceeds, page 12

17. You indicate elsewhere in your filing that you anticipate over the next 12 months the cost of being a reporting public company will approximate $10,000. It is unclear from your disclosures whether you expect to fund that $10,000 anticipated cost with the proceeds from this offering. You state on page 18 that if you receive gross proceeds of $66,000, it will likely allow you to operate for at least one year and cover the material costs of becoming a publicly reporting company. However, you do not appear to have included the anticipated $10,000 cost of being a public company within this tabular presentation of the expected use of proceeds from this offering. Please revise this tabular disclosure of the expected use of proceeds and the narrative disclosures throughout your filing, as needed, to clarify how you expect to fund the anticipated $10,000 cost of being a public company.

Dilution, page 13

18. It appears that the dilution to investors if $25,000 is raised should be $0.0152. Please revise as necessary.

Management's Discussion and Analysis, page 14

19. The last sentence in the third paragraph in this section states "Although we have no assets, we have our first contract and have commenced operations." Please explain this sentence as it contradicts the other disclosures in your filing. If you have commenced operations, please revise the other disclosures in your filing, such as risk factor number 1 on page 5 which indicates that you have not commenced business operations. If the contract you are referring to is the AK Nort Translation Agency Agreement, please provide disclosure similar to that on page 21 here. Also, state whether you expect to generate any revenues during the one year term of the contract and if so, discuss how you came to that conclusion. Furthermore, since you have $5,100 in cash at year end, you do have assets. Please revise that portion of the sentence at a minimum.

Description of Business, page 19

20. Please revise throughout your prospectus to disclose the geographic market(s) in which you currently plan to conduct operations and market your services. Refer to Item 101(h)(4)(i) of Regulation S-K.

Marketing and Advertising Our Services, page 20

21. Please describe Ms. Kucherova's experience in marketing and advertising services, including online services.

Government Regulation, page 22

22. Please describe the need for you to obtain any government approval of your principal products or services and the effect of existing or probable governmental regulations on the business. Refer to Items 101(h)(viii) and (ix) of Regulation S-K.

Directors, Executive Officers, Promoter and Control Persons, page 22

23. We note you have disclosed that Ms. Kucherova worked at BNGE and Marcus Evans. Please describe those companies, including their industries and services. Refer to Item 401(e)(1) of Regulation S-K.

24. Please provide support for your statement that Ms. Kucherova has "an established network of business contacts" and explain how those contacts are relevant to your business.

Plan of Distribution, page 26

25. Your disclosure in this section and other sections, including the Risk Factors section, repeats information. Please note that your disclosure is not enhanced by repetition. Please revise your filing to limit your use of repetition.

26. Please describe the process by which Ms. Kucherova intends to offer your securities. In this regard, we note your disclosure in risk factor number 24 on page 11. Please also describe Ms. Kucherova's experience in selling stock to potential investors, if any, and any related risks to this offering.

Procedures for Subscribing, page 27

27. Please revise to describe the manner in which subscribers will receive their shares.

28. We note your reference to a subscription agreement. Please file the form of subscription agreement as an exhibit to this filing. Refer to Item 601(b)(10) of Regulation S-K.

Financial Statements, page F-1

29. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X as of the date of your filing.

Part II, page II-1

Item 17. Undertakings, page II-2

30. Please revise to provide the undertakings required by Item 512(a)(5)(ii) and (h) of Regulation S-K.

Exhibit 23.2

31. The consent references an audit report date of December 4, 2012; however, the audit report date on page F-2 is December 19, 2012. Please correct this in your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney Advisor, at (202) 551-3797, Catherine Brown, Attorney Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Thomas E. Stepp
        Stepp Law Corporation